REVIEW OF GEOLOGICAL INFORMATION ON THE MOSQUITO KING BASE/PRECIOUS METALS MINERALIZATION AND RECOMMENDATIONS

Summary

The Mosquito King Property is situated in the Kamloops Mining Division, (NTS 082M04E) in south central British Columbia, approximately 100 kilometers east-northeast of Kamloops. The project sits at high altitude, has a moderate climate and is relatively well accessible. The Mosquito King Property covers an area of 500 hectares.

The owner of Mosquito King claims is Craig Lynes of the Rich River Exploration Ltd. Pursuant to the Mineral Property Option Agreement dated July 31, 2004, Boss Minerals Inc. of Vancouver, B.C. was granted an option to acquire 100 % right, title and interest on 20 mineral claim units under the collective name the "Mosquito King". To complete the option, the Company must pay $33,000 in 3 installments, $3,000 by August 25, 2004 (was paid), $5,000 by August 15,2005 and $25,000 by August 15, 2006. The property will be subject to 2% NSR royalty.

The Mosquito King property is located in the Adams Plateau, BC. The area also contains several other base and precious metals occurrences and showings, including Garnet, Pat, E, Ai, A2, Patch, D, S and Hiltec (Minfile Inventory
Report) and others shown on the attached map (Fig 1). The claim area has been mined in the past and the production of silver, copper, lead, zinc and cadmium between 1972 and 1979 amounted to 419 tons of lead, zinc, silver, gold and cadmium ore, out of which 14.8 t Pb, 12.3 t Zn, 35.6 kg Ag and 218 g Au were produced.

The mineralization at Mosquito King occurs in an area about 1 kilometer long and 500 meters wide. The mineralized bodies vary in thickness from less than a meter to more than 6 meters (Zachanko, 1971, Hainsworth, 1973). In 1985 the indicated resources were estimated at 33,744 tons of ore containing 2.09% Zn, 0.83% Pb, and 12.1 g/t Ag. Additional 4,716 tonnes of ore grading 19.8 g/t Ag, 2.6% Zn and 1.38% Pb have been reported by Killick Gold Company Ltd., however no resource category was reported (Statement of Material Facts, 1985).

The area is made up of siliceous and graphitic phyllites, phyllitic limestone and greenschist belonging to Eagle Bay Formation. The mineralization occurs within the metasedimentary rocks on the northern limb of the Nitwikwaia synform. The metasedimentary and metavolcanic units strike generally northeast and dip 10 to 40 degrees northwest. The Early Cambrian part of the Eagle Bay Formation is cut by northerly trending quartz-feldspar porphyry and mafic dykes of Late Cretaceous to Early Tertiary age.


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The Mosquito King Property  represents a  syngenetic,  sedimentary,  exhalative, polymetallic mineralization. The mineralization at Mosquito King comprises silver, lead and zinc sulfides in the form of discontinuous stringers, lenses and disseminations within predomintly metasedimentary succession of siliceous and graphitic phyllites, calcareous phyllite, streaky-banded calc-silicate rock, limestone and quartzite. The minerals commonly present are pyrite, galena, sphalerite, chalcopyrite and pyrrhotite. The sulfide horizons are generally well
banded  and  conformable  to  the  schistosity   and/or  to  the  bedding.   The
metasediments are stratigraphically underlain by chloritic schist and greenstone (Minfile, Preto et al, in prep.). The mineralization also comprises a number of thin, laterally extensive, massive pyrrhotite layers, with locally high precious metals content in a highly deformed and metamorphosed calc-silicate gneiss succession. Potassic and siliceous alterations are reflected in silicified, sericitic zones in the immediate hangingwall. Intense deformation of the rocks has caused discontinuity and marked variability in the widths of the sulfide horizons, which tend to thicken in the hinge zones of folds.

Disclaimer

This review has been prepared at the request of Boss Minerals Inc. The primary objective of the Company was to send the writer, a qualified person, to the property to study and collect samples and write a qualifying report on the results. However, due to winter conditions already prevailing in the area, the writer could not reach the property and this brief report is a review of existing geological data only. It does not comply with the National Instrument 43-101. The writer believes the sources of information are accurate at the time of completion of this review, but the data cannot be guaranteed. The writer has relied on two principal sources of information for the data contained in this review, that being the work completed and the publicly available federal and provincial government documents, such as geological maps and reports on the area. The sources of information are listed in the References chapter.

It is the writer's understanding that this review will be used by Boss Minerals Inc. for the information purposes only and to help Company file the SB-2 Form with the United States Securities and Exchange Commission. The review can only be used in its entirety, no part can be used separately for any purpose other than stated above.

Property Description, Accessibility and Location

The Mosquito King claim is located about 100 kilometers east-northeast of Kamloops, on the Adams Plateau, British Columbia, (NTS 82M04E) (see inset in Fig
1) and covers an area of 500 hectares. The property is approximately 31 kilometers from the Trans-Canada Highway and the main branch of the Canadian Pacific Railway.

The area is served by a network of logging roads and the access is possible from the logging road running along the Scotch Creek, about 7 kilometers from the paved road, and thence by another logging road running left from the intersection with the transmission line. The climate of the North Shuswap area is moderate, but relatively high altitude of the Adams Plateau area (1500 - 1700 meters asl) makes the local climate colder and has more precipitation than the surrounding valleys. The winter conditions may start as early as end of October. The forests are made up of cedar and lesser spruce, pine and deciduous trees. The local industries are based mainly on logging and tourism.

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Location Map Omitted
See Exhibit 99.1 Location Map PDF

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History

219 tons of lead, zinc, silver and gold ore were mined at the Mosquito King in 1972 and 173.9 kilograms of silver were produced from this ore. In 1973 further 200 tons of ore was mined, of which 22.6 kg Ag, 7.9 tonnes Pb, 6.1 tonnes Zn and 42 g Cd were produced. Various surveys, stripping and drilling were done by Giant Metallics and others in the 1960s and earlier, but no records of these works are available. The property consisting of A1, A2, Fox 1-4, MK-1-4 and Hiltec claims was optioned to Craigmont Mines Ltd. in 1976 by Orell Copper Mines Ltd. and geochemical, magnetic, electro-magnetic surveys and four holes totaling 222 meters were drilled in 1977. A Vector EM survey based on the Crone PEM unit was completed in 1978. Two holes were drilled to intersect projected Vector EM anomalies at depths of 90 - 170 meters, respectively. Narrow zones of heavy, barren sulfides were intersected near these projected depths. (Vollo, 1978). In 1979 218 grams of Au, 35.6 kg silver, 14.8 tonnes Pb and 12.3 tonnes Zn were produced, however the source of this production has not been reported (Minfile, # 016, Summary Inventory ). In 1985 the drill indicated resources were estimated at 33,744 tons of indicated resources containing 2.09% Zn, 0.83% Pb, and 13.3 g/t Ag by the Killick Gold Company Ltd., (Statement of Material Facts, 1985). An additional 4,716 tons grading 19.8 g/t Ag, 2.6% Zn and 1.38% Pb have been reported., however no resource category was given (Killick Gold Company, 1985, l.c.). It should be noted that The mentioned resources do not comply with National Instrument 43-101.

Geological Setting

The Mosquito King area lies within the Adams Plateau of the Shuswap Highland (Fig. 1). The area is made up mainly of Paleozoic, metasedimentary and metavolcanic rocks of the Eagle Bay Formation (EBF), intruded by Mesozoic to Tertiary granitoid, porphyry, basalt intrusives and lamprophyre dykes. The Paleozoic rocks occur in the form of structural slices separated by southwesterly directed thrust faults. The upper three fault slices contain only EBF rocks, while the lowest slice comprises Eagle Bay strata structurally overlain by the Fennel Formation. The rocks assigned to EBF range in age from Early Cambrian to Late Mississipian. The oldest EBF rocks are quartzite and quartzite schist, overlain by mainly mafic metavolcanics and limestone. The upper EBF comprises a Devono-Mississipian succession consisting of felsic metavolcanics overlain by intermediate, locally alkalic, metavolcanics and fine to coarse-grained, clastic metasediments (Schiarizza and Preto, 1987). The property itself is underlain almost entirely by pyretic, siliceous, bedded tuffite with minor thin limestone units of the EBF. Narrow zones of massive pyrrhotite-sphalerite-galena occur conformably within this sequence (Vollo, 1978).

Deformation is predominantly Jurassic-Cretaceous and Early tertiary in age. The earliest macroscopic structures are the thrust faults, which imbricate the Fennel Formation and separate it from Mississipian clastic rocks of the EBF. East-verging, pre-metamorphic mesoscopic folds within the Fennel Formation probably also formed at this time. Tectonic emplacement of the Fennel Formation was followed by synmetamorphic, southwesterly directed folding and associated thrust faulting, which gave rise to several large overturned folds and the

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thrust faults, which define the  structural/stratigraphic  panels dominating the
map  pattern.  The  associated   synmetamorphic   schistosity  is  the  dominant
mesoscopic   fabric  within  the  area.   These  early  structures  are  cut  by
postmetamorphic northwest trending mesoscopic folds with associated steeply dipping crenulation cleavage and axial crenulation lineation, and by later west-trending macroscopic and mesoscopic folds, which are synchronous with intrusion of the mid-Cretaceous Raft and Baldy batholiths. The youngest structures recognized are northeast trending strike-slip faults and later northerly trending faults and associated folds, which are Eocene in age.

Strata-bound, massive to semi-massive sulfides containing mainly silver, lead and zinc occur on the Adams Plateau where they are hosted by metasedimentary rocks within a succession of dominantly mafic, metavolcanic EBF rocks of probable Early Cambrian age. Similar deposits occur within a correlative (?) interval near Mount MacClennan.

Polymetallic, precious and base metal massive sulfide aoccurrences are hosted by Devono-Mississipian felsic to intermediate , metavolcanic rocks of the EB assemblage. They include the Homestake prospect and a number of other occurrences in ther Sinmax Creek - Adam Lake area, as well as several showings along Birk Creek. Overlying alkalic rocks host similar mineralization at the Rea deposit southwest of Johnson Lake.

Large tonnage disseminated pyrite-pyrrhotite-chalcopyrite mineralization such as the Harper Creek deposit, occurs within Eagle Bay rocks where they are intruded by Devonian orthogneiss. This spatial relationship suggests that the mineralization is Devonian in age and related to the orthogneiss, although it has been remobilized during later deformation and metamorphism.

The area also contains numerous vein deposits, as well as small pods of skarn mineralization near Cretaceous and Devonian granitic intrusions. The veins contin mainly silver-lead-zinc mineralization, although gold was produced from the Sweet Home and Gold Hill veins within the Fennell Formation east of Dunn Lake (Schiarizza and Preto, 1985, 1987).

Recommendations

Based on the presented information the writer assumes that the Mosquito King property has a potential to contain notable, sedimentary-exhalative, massive sulfide style, Zn-Pb-Ag mineralization and associated Cu, Cd and Au. Due to deformation and remobilization processes, however, parts of this mineralization may occur in polymetallic veins. The representatives of this type of deposits in Canada are Sullivan North Star, Stemwinder, HB and Jersey mines, all past producers and many prospects and showings. Therefore, the writer proposes the following two phase program to explore this potential.

The first phase would consist of a 10 day's field work including geological mapping, lithogeochemical sampling, soil geochemistry sampling and geophysical surveys to explore the extensions of the known mineralizations. The second phase would consist of a 20 day's field work including geological mapping, rock and soil geochemistry, geophysical surveys and mechanical trenching.

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Budget Estimates

Phase I (10 mandays)

Senior Geologist                                              $  1,500.00
Geological Geophysical surveys                                   1,000.00
Assays                                                             500.00
Transportation                                                     500.00
Geological report                                                1,500.00
                                                                 --------
Total:                                                         $ 5,000.00
                                                                 ========

Phase II (20 mandays)

Senior Geologist                                              $  3,000.00
Geological, geochemical, geophysical surveys, sampling           5,000.00
Assays                                                           2,000.00
Transportation                                                   1,000.00
Geological report                                                3,000.00
Miscellaneous                                                    1,000.00
                                                                 --------
Total                                                          $15,000.00
                                                                =========

References

Hainsworth, W.G. 1973: Report on Giant Metallics Mines, Adams Plateau in Consolidated Giant Metallics Mines, Statement of Material Facts, July 1973.

Killick Gold Company, 1985: Statement of Material Facts 28/01/85.

Minfile # 082M 016 Mosquito King, p 36.

Minfile: Mosquito King,Capsule Geology; Inventory and Summary Inventory Reports.

Preto V.A. and Schiarizza P 1985: Geology and Mineral Deposits of the Adams Plateau- Clearwater - Vavenby Region; in: Field Guides to Geology and Mineral Deposits in the Southern Canadian Cordillera; GSA Cordilleran Section Meeting Vancouver B.C. May 1985.

Schiarizza  P and Preto V.A.,  1987:  Geology of the Adams  Plateau - Clearwater
- Vavenby Area; Min. of Energy, Mines and Petroleum Resources, Mineral Resources Division, Geological Survey Branch.

Vollo N.B, 1978: Assessment Report, Mosquito King, A-1, A-2, Fox 1-4, MK-1 to MK-4 inc., Claims.


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Zachanko,  V. 1971:  General Report on Giant Metallics  Mines in Giant Metallics
Mines Ltd.,  Statement of Material Facts, May 1971.



Date: November 4, 2004              Prepared by: Bohumil B. Molak, PhD.,P.Geo.



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